Filed Pursuant to Rule 424b3
Registration No. 333-121493

SUPPLEMENT NO. 1
dated July 11, 2005
to the Prospectus dated May 1, 2005
for the TIAA Real Estate Account

Expanded Borrowing Policy

The TIAA Real Estate Account (the “Account”) is changing its borrowing policy to expand the circumstances under which the Account may obtain a mortgage on a property. The following replaces the “Other Real Estate-Related Policies — Borrowing” section of the prospectus.

     Borrowing: The Account may borrow money and assume or obtain a mortgage on a property — i.e., make leveraged real estate investments. In addition, to meet short-term cash needs, the Account may obtain a line of credit with terms requiring that the Account secure a loan with one or more of its properties. The Account’s total borrowings may not exceed 20% of the Account’s total net asset value. (In calculating the 20% limit, we will include only the Account’s actual percentage interest in any borrowings and not that of any joint venture partner.) The Account may only borrow up to 70% of the then current value of a property, although construction loans may be for 100% of costs incurred in developing the property. Except for construction loans, any mortgage loans on a property will be non-recourse, meaning that if the Account defaults on its loan, the lender will have recourse only to the property encumbered or the joint venture owning the property, and not to any other assets of the Account. When possible, the Account will seek to have loans mature at different times to limit the risks of borrowing.

     The Account will not obtain mortgage financing from Teachers Insurance and Annuity Association of America (“TIAA”) or any of its affiliates. However, the Account may place a mortgage on an Account property held by a subsidiary for tax planning or other purposes. This type of mortgage will not be subject to the general limitations on borrowing described above.

     When the Account assumes or obtains a mortgage on a property, it will bear the expense of mortgage payments. It will also be exposed to certain additional risks, which are described in the “Risks of Borrowing” section of the prospectus.

Recent Transactions

The following describes recent property transactions by the Account. It supplements the “Description of Properties” section of the prospectus. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed by the property tenants, although the terms vary under each lease.

PURCHASES

Office Properties

Inverness Center — Birmingham, AL
On June 1, 2005, the Account purchased a seven building, Class A office complex in
Birmingham, Alabama, for approximately $92.7 million. Inverness Center, built between
1980–1985, contains 903,857 net rentable square feet and is 96% leased. The three largest tenants are Southern Company (448,004 square feet), Sungard Business Systems Inc.

(98,787 square feet), and EPL, Inc. (31,335 square feet). Rental rates average $16.43 per square foot, which is below the current average market rent for comparable properties. The property is in the 280 South Class A office submarket, which had approximately 5.3 million square feet with a direct vacancy rate of 7.5% at the time of purchase.

Industrial Properties

Del Monte Distribution Center — Fort Worth, TX
On May 20, 2005, the Account purchased an industrial building located in Fort Worth, Texas for approximately $26.1 million. Del Monte Center, built in 2005, contains 689,660 rentable square feet and is 100% leased to Del Monte Corporation. The rental rate averages $2.50 per square foot, below the average market rent for comparable properties. The property is located in the North Fort Worth industrial submarket, which had approximately 62.3 million square feet with a vacancy rate of 6.3% at the time of purchase.

260 Prospect Plains Road — Cranbury Township, NJ
On June 15, 2005, the Account purchased an industrial building located in Cranbury Township,
New Jersey, for approximately $14.7 million. 260 Prospect Plains Road is 100% leased to Con-
Way Transportation. Rental rates average $4.60 per square foot, below the average market rent for comparable properties. The property is located in the Exit 8A industrial submarket, which had approximately 51.6 million square feet with a vacancy rate of 5.9% at the time of purchase.

Residential Properties

The Reserve at Sugarloaf — Northeast Atlanta, GA
On July 1, 2005, the Account purchased a multi-family garden apartment complex in Northeast
Atlanta, Georgia, for approximately $17.9 million. The Reserve at Sugarloaf, built in 2000, contains 333 units in twenty-three buildings. Its amenities include a clubhouse, a swimming pool with cabana, fitness center, 2 lighted tennis courts and a putting green, and there are 677 parking spaces. The property is currently 93% leased at an average monthly rent of $1,012.
The Account is responsible for the expenses of operating the property. The property is located in Gwinnett County apartment submarket, which had approximately 49,871 units with a vacancy rate of 7% at the time of purchase.

Other Investments

Colony Realty Partners, LLP — Limited partnership
On June 22, 2005, the Account committed to invest $30 million to purchase limited partnership interests in Colony Realty Partners, LLP, a newly formed fund of real estate investments with a value-added strategy. It is expected that the Account will fund a portion of the fund’s capital call in August, 2005.

Cobalt Industrial Partners, L.P. — Limited partnership
On June 7, 2005, the Account committed to invest $25 million to purchase limited partnership interests in Cobalt Industrial REIT, a private newly formed real estate investment trust created to invest in light industrial properties throughout the United States. On June 30, 2005, the
Account funded its portion of a capital call in the amount of $4.5 million, with the remainder to be funded within the next 36 months.

SALES

BISYS Fund Services Building — Easton (Columbus), Ohio
On May 11, 2005, the Account sold its 96% partnership interest in a three-story, Class A office building, for approximately $40.3 million. The Account purchased Phase I & II in 1999 and
2001, respectively, for a total original investment of $31 million.

Corporate Boulevard — Rockville, MD
On June 14, 2005, the Account sold three, Class A office buildings, for approximately $79.1 million. The Account purchased the property in October, 2002 for an original investment in the amount of $68 million.

Performance Information — Comparison to Index

The following section should be added under the heading “ADDITIONAL INFORMATION” in the prospectus:

PERFORMANCE INFORMATION — COMPARISON TO INDEX

     TIAA regularly makes available to participants total return quotations for the Account, reflecting all aspects of an Account’s return, including the Account’s total investment experience and the deduction of all expenses. For this standardized performance of the Account, see the TIAA-CREF website at www.tiaa-cref.org. The Account may also compare its performance to that of an independently formulated composite index. In order to facilitate comparability between the Account’s performance and the index, the Account has engaged the National Council of Real Estate Investment Fiduciaries, an independent party, to recalculate its direct real estate asset performance in accordance with the methodology used to measure performance for the real estate portion of the index. This recalculated performance is designed as a tool for comparison purposes only, and does not reflect the true returns experienced by holders of interests in the Account. The recalculated performance information and comparison with the index will be made available upon request.

Acting Chief Financial Officer for TIAA

In May 2005, Elizabeth A. Monrad, Executive Vice President and Chief Financial Officer of TIAA requested, and was granted, an unpaid leave of absence from TIAA and certain other TIAA-CREF companies (“TIAA-CREF”). Ms. Monrad has advised TIAA-CREF that she received a “Wells” notice from the enforcement staff of the Securities and Exchange Commission in connection with activities related to her prior employment at General Re Corporation. Russell Noles has been appointed Vice President and Acting Chief Financial Officer of TIAA and will be assuming the responsibilities of Chief Financial Officer in Ms. Monrad’s absence. The prospectus is therefore supplemented by inserting the following under “Other Officers” in “Appendix A — Management of TIAA” section of the prospectus, replacing the listing of Ms. Monrad:

Name	Age	Principal Occupation (s) during past 5 years

Russell Noles	46	Vice President and Acting Chief Financial Officer* of TIAA and the TIAA-CREF Funds since 2005. Director
TIAA-CREF		of Advisors, TPIS, Tuition Financing. Manager of Investment Management and Services since 2005.
730 Third Avenue		Formerly Vice President, Internal Audit of TIAA, the TIAA-CREF Funds, Advisors and Investment Management,
New York, New York		2004–2005; Vice President of Internal Audit of the St. Paul Travelers Companies, 2001–2004, Quest
10017-3206		Communications, 2000–2001, and of US WEST, Inc., 1998–2000.

* - Elizabeth A. Monrad is currently on unpaid leave of absence from her duties as Executive Vice President and Chief Financial Officer of TIAA.

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